                                                                    EXHIBIT 12.1

                   TRANSCONTINENTAL GAS PIPE LINE CORPORATION

                    COMPUTATION OF EARNINGS TO FIXED CHARGES
                       Thousands of Dollars, except ratios

                                                                                                                Six Months Ended
                                                                                                                     June 30,
                                                                    Year Ended December 31,                         (Unaudited)
                                                  --------------------------------------------------------    --------------------
                                                     1996        1997        1998        1999        2000        2000        2001
                                                  --------    --------    --------    --------    --------    --------    --------
Earning Available for Fixed Charges:

Net Income                                          95,543     111,388     135,694     161,187     191,801     115,921      91,566

Undistributed earnings of equity investees            (382)       (504)       (239)     (3,214)     (2,623)     (3,771)      4,688

Plus - Interest expense and portion of
          rents representative of the
          interest factor, net of interest
          capitalized, and amortization of
          debt expense, discount and premium        69,189      73,070      95,227      74,808      81,218      39,167      36,316

             Federal income taxes                   88,927      68,632      75,422      30,163      86,765      32,487      48,092

             Deferred federal income taxes         (37,613)     (3,041)     (5,056)     57,299      14,603      28,869         734

             State and Municipal income taxes        7,300       1,002       8,914      11,459      14,438       8,336       6,453

                                                  --------    --------    --------    --------    --------    --------    --------
                Total                              222,964     250,547     309,962     331,702     386,202     221,009     187,849
                                                  ========    ========    ========    ========    ========    ========    ========


Fixed Charges:

Interest on long-term debt                          56,623      56,611      68,477      67,732      69,691      34,519      34,113

Other interest expense (includes intercompany)      10,509      14,640      21,912       1,642       6,358       1,786        (737)

Portion of rents representative of the interest
  factor, including amounts capitalized              7,504       6,770       6,945       7,290       7,300       3,820       4,031


Amortization of debt expense, discount
  and premium                                       (3,294)     (3,098)        275         254         210         110          88

                                                  --------    --------    --------    --------    --------    --------    --------
               Total                                71,342      74,923      97,609      76,918      83,559      40,235      37,495
                                                  ========    ========    ========    ========    ========    ========    ========


Ratio of earnings to fixed charges                    3.13        3.34        3.18        4.31        4.62        5.49        5.01


For purposes of calculating the ratio of earnings to fixed charges:

(a) Earnings represent the aggregate of pre-tax income, adjusted for distributed income of equity investees, and fixed charges, net of interest capitalized.

(b) Fixed charges represent interest (whether expensed or capitalized), the amortization of total debt premium, discount and expense, and that portion of rentals considered to be representative of the interest factor.